Exhibit 2.6

TRUST DEED

In respect of

THE NEW APLITEC PARTICIPATION TRUST

entered into between

NEWSHELF 713 (PROPRIETARY) LIMITED

And

BRAIT CAPITAL PARTNERS TRUSTEES (PROPRIETARY) LIMITED

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22.	UNIT HOLDERS NOT TO DEAL WITH TRUST ASSETS	19

23.	BOOKS OF ACCOUNT	19

24.	REMUNERATION AND EXPENSES	20

25.	AMENDMENT	20

26.	CONTRACTS WITH TRUST	20

SCHEDULES

SCHEDULE	1	RIGHTS ATTACHING TO THE LOAN ACCOUNT IN THE COMPANY

SCHEDULE	2	RIGHTS ATTACHING TO THE SHARES IN THE COMPANY

SCHEDULE	3	RIGHTS OF SPECIAL CONVERTIBLE PREFERENCE SHARES IN NUEP

SCHEDULE	4	RIGHTS ATTACHING TO THE LOAN ACCOUNTS IN THE TRUST

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1.	INTERPRETATION In this trust deed -

1.1	clause headings are for convenience purposes only and shall not be used in its interpretation;

1.2	terms defined in any clause shall bear the meaning so defined wherever they are used in this trust deed;

1.3	unless the context indicates a contrary intention -

1.3.1	an expression which denotes any gender includes the other genders, a natural person includes an artificial person and vice versa and the singular includes the plural and vice versa;

1.3.2	the following expressions shall bear the following meanings and related expressions shall bear corresponding meanings -

1.3.2.1
“acquisition agreement” means the agreement whereby the company will acquire all the assets and liabilities of the Aplitec Group, but excluding R 300 million in cash and additional cash sufficient to result in the distribution of an extra 25 cents (after payment of any STC thereon) per Aplitec share to Aplitec shareholders who elect the cash option and the shares in Country On A Card (Proprietary) Limited, Net1 Loyalty (Proprietary) Limited and Net1 Payroll (Proprietary) Limited;

1.3.2.2	“Act” means the Trust Property Control Act, 57 of 1988, as amended;

1.3.2.3	“Aplitec” means Net1 Applied Technology Holdings Limited, Registration Number 1997/007207/06, a public company incorporated in the RSA;

1.3.2.4	“Aplitec Group” means Aplitec and all its subsidiaries;

1.3.2.5	“Aplitec Holdings Participation Trust” means the Aplitec Holdings Participation Trust, a Star trust established in the Cayman Islands;

1.3.2.6	“Aplitec shareholder” means a holder of Aplitec shares;

1.3.2.7	“Aplitec shares” means ordinary shares of 0,1 cent each in the issued share capital of Aplitec;

1.3.2.8	“cash option” means the cash option referred to in 2.3.1;

1.3.2.9	“closing date” means the date upon which the acquisition agreement becomes unconditional;

1.3.2.10	“common shares” means common shares in the authorised share capital of NUEP having the rights of ordinary shares;

1.3.2.11
“company” means Newshelf 713 (Proprietary) Limited, Registration Number 2002/031446/07 (to be renamed “Net1 Applied Technologies South Africa (Proprietary) Limited” or a similar name approved by the Registrar of Companies), a private company incorporated in the RSA;

1.3.2.12	“deed” means this deed of trust;

1.3.2.13
“distribution ratio” means the ratio in which the special convertible preference shares shall be distributed on the occurrence of a trigger event, which at the closing date, shall be 0,814285714 special convertible preference shares for every one share. If after the closing date, NUEP consolidates or sub-divides the common shares, the special convertible preference shares shall be consolidated or subdivided in the same proportions, and the distribution ratio shall be adjusted accordingly;

1.3.2.14	“founder” means the company;

1.3.2.15
“loan account” means the B class loan account against the company, having the rights set forth in Schedule 1 hereto, in the sum of 101,004 cents, to be credited to the trust as fully paid up for each Aplitec share in respect of which an Aplitec shareholder exercises the reinvestment option;

1.3.2.16	“NUEP” means Net1 UEPS Technologies, Inc., IRS Employer Number 65/0903895, a company incorporated in Florida in the United States of America;

1.3.2.17
“prime rate” means the variable rate of interest calculated and charged from time to time by Nedbank Limited to its most favoured corporate customers in respect of overdraft facilities, compounded monthly in arrears, as certified by any manager or director of such bank, whose appointment need not be proved and whose certificate shall be final and binding;

1.3.2.18	“register” means the register of unit holders to be maintained by the trustees;

1.3.2.19	“reinvestment option” means the reinvestment option referred to in 2.3.2;

1.3.2.20	“reinvesting shareholders” means those Aplitec shareholders who elect the reinvestment option or Aplitec or SAPET III, as the case may be;

1.3.2.21
“rights” means the rights of the trust to require the Aplitec Holdings Participation Trust to distribute special convertible preference shares to the trust in the distribution ratio on the notification of a trigger event;

1.3.2.22	“RSA” means the Republic of South Africa;

1.3.2.23	“SAPET III” means South African Private Equity Trust III, Master’s Reference Number IT 9960/1998, a trust duly registered in the RSA;

1.3.2.24
“share” means a B class preference share in the issued share capital of the company having the rights set forth in Schedule 2 hereto, to be issued to the trust credited as fully paid up for each Aplitec share in respect of which an Aplitec shareholder exercises the reinvestment option;

1.3.2.25	“special convertible preference shares” means special convertible preference shares in NUEP having the rights set forth in Schedule 3;

1.3.2.26	“trigger event” means:

1.3.2.26.1	a unit holder notifies the trustees in writing that he wishes the trust to dispose of the shares and loan account attributable to some or all of his units; or

1.3.2.26.2	the company is wound-up or placed under judicial management, whether provisionally or finally; or

1.3.2.26.3	NUEP is wound up or placed under judicial management, whether provisionally or finally; or

1.3.2.26.4	South African Exchange Controls are relaxed or abolished, permitting unit holders to hold the common shares directly;

1.3.2.27	“trust” means The New Aplitec Participation Trust, being the trust constituted in terms of 2, which is the subject of this deed;

1.3.2.28
“trust assets” means the shares and loan accounts held by the trust in the company and the rights to the distribution by the Aplitec Holdings Participation Trust of special convertible preference shares on the occurrence of a trigger event;

1.3.2.29
“trustee/s” means the persons appointed as trustees of the trust for the time being in accordance with this deed, the initial trustee being Brait Capital Partners Trustees (Proprietary) Limited, Registration Number 1998/010776/07, a private company incorporated in the RSA;

1.3.2.30	“trust income” means the income derived from the trust assets, including dividends paid in respect of the shares and capital and interest paid in respect of the loan accounts;

1.3.2.31
“unit” means a unit in the trust, comprising a capital contribution of 183,996 cents and a loan contribution of 101,004 cents (having the rights set forth in Schedule 4 hereto), and “units” bears a corresponding meaning;

1.3.2.32	“unit holder” means a person who from time to time holds units (who are limited to the reinvesting shareholders) and “unit holders” shall bear a corresponding meaning;

1.3.2.33	“unit holder’s participation ratio” means that proportion that the number of units held by a unit holder bears to all the units in issue;

1.3.2.34	“units in issue” means the aggregate number of current units issued by the trustees in accordance with the terms and conditions of this deed and held by the unit holders from time to time.

2.	PREAMBLE

2.1
In terms of the acquisition agreement, the company will acquire all the assets and liabilities of the Aplitec Group, excluding R 300 million in cash plus an additional 25 cents per Aplitec share for those Aplitec shareholders who elect the cash option and the shares in Country On A Card (Proprietary) Limited, Net1 Loyalty (Proprietary) Limited and Net1 Payroll (Proprietary) Limited.

2.2
Pursuant to the acquisition agreement, it is intended that Aplitec will be voluntarily wound up and that the Aplitec shareholders will receive the consideration payable by the company for Aplitec’s assets and liabilities in the form of the advance distribution of a liquidation dividend.

2.3
The Aplitec shareholders will be entitled to receive the advance distribution, of 475 cents per Aplitec share plus an additional 25 cents per Aplitec share for those Aplitec shareholders who elect the cash option, in whole or in part at their election as follows:

2.3.1	The cash option 500 cents in cash in respect of each Aplitec share; and/or

2.3.2	The reinvestment option

2.3.2.1
In respect of each Aplitec share, an amount of 190 cents in cash and the balance in the form of a reinvestment in the company via the trust, comprising one share to the value of 183,996 cents and a loan account of 101,004 cents by way of nil paid renounceable letters of allocation issued by the company, which will be deemed to have been renounced by the Aplitec shareholders in favour of the trust. In addition, the trust, for the benefit of the relevant Aplitec shareholders, will be granted the right by Aplitec Holdings Participation Trust to receive special convertible preference shares in the distribution ratio in due course on the occurrence of a trigger event. The reinvestment option has been fixed at an exchange rate of R7,00 to US$1, which is the exchange rate used to determine the number of special convertible preference shares to be issued to the Aplitec Holdings Participation Trust.

2.4
Those Aplitec shareholders who choose to receive the consideration payable to them in whole or in part by way of the reinvestment option shall subscribe for and shall be issued with one unit credited as fully paid for each share in Aplitec in respect of which they exercise the reinvestment option.

2.5
In turn, the trust shall be issued with one share, to the value of 183,996 cents, and one loan account in the sum of 101,004 cents, both credited as fully paid, for each Aplitec share in respect of which the reinvestment option is exercised. The shares and the loan accounts are linked and may not be disposed of separately or other than by way of cession to NUEP on the occurrence of a trigger event.

2.6	It is intended that the interest of the unit holders in the units shall mirror in all respects the interest of the trust in the shares and the loan accounts on a one for one basis.

2.7
SAPET III will underwrite the reinvestment option. Thus, if the reinvestment option is not fully subscribed, SAPET III shall take up those units not taken up by the Aplitec shareholders and shall become a unit holder in terms of this deed.

2.8
If the Aplitec shareholders fail to pass the necessary resolutions for the voluntary winding-up of Aplitec or if Aplitec is not placed in voluntary liquidation for any other reason, Aplitec through the trust shall subscribe for the shares and extend the loan account and Aplitec will be issued units as contemplated for its own account and shall become a unit holder in terms of this deed.

2.9	The rights of the unit holders to dispose of their units shall be restricted as contemplated in this deed.

3.	CREATION AND NAME OF TRUST

3.1	A trust is hereby created, known as “The New Aplitec Participation Trust”.

3.2	The trustees may change the name of the trust at any time.

3.3	The founder, in its capacity as founder of the trust, has advanced an initial amount of R 100,00 to the trust.

3.4	The unit holders in the unit holders’ participation ratio shall own the trust assets and the trust income, subject to the administration and control thereof by the trustees in terms of this deed.

3.5	The unit holders in the unit holders’ participation ratio shall be entitled to the distribution of the trust income as soon as practicably possible.

3.6	The trustees hereby acknowledge receipt of the initial advance recorded in 3.3 and declare that they will hold the trust assets upon trust, on behalf of and for the benefit of the unit holders.

4.	MAIN PURPOSE OF THE TRUST

4.1
The founder wishes to establish a trust as envisaged in part (b) of the definition of “trust” in Section 1 of the Act for the benefit of the unit holders. To this end, the unit holders shall be the beneficial owners of the trust assets, while control of the trust assets is hereby made over and vests in the trustees, to be administered or disposed of in accordance with the provisions of this deed for the unit holders’ sole risk and benefit.

4.2	The main purpose of the trust will be to administer the trust assets for the benefit of the unit holders.

5.	CONTROL AND ADMINISTRATION OF THE TRUST ASSETS

5.1
The trustees shall take into their possession or the possession of their agents, any instruments of title in respect of the trust assets and other documents relating to the trust and its business and shall retain them in their care and custody or in that of their agent. Should the trustees deem it appropriate, they shall procure that a bank account is opened at a registered commercial bank and that all deposits and other monies received by the trust shall be paid into that account.

5.2	Payment, delivery, cession and transfer of any trust assets to the trustees shall not vest ownership thereof in the trustees, but shall be effected for the purpose of enabling the administration of the trust assets on the terms and conditions and for the purposes set forth in this deed.

5.3	The trustees shall at all times hold the trust assets in accordance with the regulations published by the South African Reserve Bank from time to time.

6.	APPOINTMENT OF TRUSTEES

6.1	The initial trustee, by its signature to this deed, accepts office as trustees of the trust and undertakes to discharge their duties in terms of this deed.

6.2	The trust shall at all times have at least one trustee in office and a maximum of three trustees.

6.3
The unit holders may replace any departing trustee or appoint new trustees from time to time, subject to the maximum number of trustees in 6.2 not being exceeded; provided that the new trustee has been approved in writing by the Exchange Control Department of the South African Reserve Bank.

6.4
A trustee who is a natural person is entitled to appoint another natural person to act as his alternate during his absence or inability to act as a trustee, which alternate, whilst so acting, shall exercise the powers and discharge the duties of the said trustee. A trustee which is a corporation is entitled to nominate a natural person and one alternate to such person to act on its behalf subject to the terms hereof (for whose actions the trustee shall be liable in law) and from time to time to remove each such person and/or to substitute another nominee in his place, and the corporate trustee indemnifies the trust against any claim arising from such appointment, removal or substitution.

6.5	Any trustee appointed in terms hereof shall, upon his or her written acceptance of appointment, be vested with and bound by all the powers and duties of a trustee.

6.6	If for any reason there are no trustees in office, a trustee shall be appointed to act as such under this deed by the founder in consultation with the unit holders.

6.7	A trustee who is absent from the Republic of South Africa may delegate his authority for a specific period, by written power of attorney duly executed.

7.	DISQUALIFICATION OF TRUSTEES The office of trustee shall ipso facto be vacated by a trustee:

	7.1	if, being a natural person, he shall cease for any reason to be qualified for appointment as a director of a company;

	7.2	if, being a company or corporation, it is placed, whether provisionally or finally, in liquidation or under judicial management;

	7.3	if he becomes disentitled in law to hold the office of trustee;

7.4
thirty days after the date upon which he gives written notice to the remaining trustee/s or the unit holders of his intention to resign, provided that if at such date there would, by reason of his resignation, be no trustees in office, such resignation shall take effect only upon the appointment of one or more trustees;

7.5
if the unit holders by written notice to the trustees remove him from office; provided that if upon the date of that notice there would, by reason of that removal, be no trustees in office, such removal shall take effect only upon the appointment of one or more trustees.

8.

SECURITY DISPENSED WITH

No trustee, whether appointed under this deed or as a successor pursuant to the provisions of 6, shall be required by the Master of the High Court or any other authority to furnish any security of any nature whatever, nor shall any security be required for the due performance of any duty under the Act or under any other statutory provision. The provisions of this paragraph shall also apply to a trustee who is not resident in the Republic of South Africa.

9.	DECISIONS OF THE TRUSTEES

	9.1	Whenever reference is made in this document to the discretion of the trustees, such discretion shall be sole, absolute and unfettered.

	9.2	At any meeting of the trustees, each trustee will have one vote, exercisable as he shall, in his discretion, determine.

9.3
If at any time there are two or more trustees in office, all decisions of the trustees regarding or arising from this deed shall be decided by majority vote of the trustees, save where this deed expressly contemplates that the unanimous consent of the trustees is required.

10.	PROCEEDINGS OF TRUSTEES

10.1	A quorum for meetings of the trustees shall be one trustee, if there is one trustee in office, or two trustees, if there is more than one trustee in office.

10.2
If a quorum is not present within half an hour of the duly appointed time for the holding of any meeting of the trustees, that meeting will stand adjourned to the same time and place one week later and written notice of such adjournment will be given to each absent trustee by the trustee/s present at the meeting from which such adjournment takes place and at such adjourned meeting, those present shall constitute a quorum.

10.3
The trustees shall regulate their meetings and the manner in which they are convened in such manner as they deem fit, provided that any trustee shall be entitled at any time to summon a meeting of the trustees, on reasonable notice to each other trustee.

10.4
The trustees shall keep (and certify as correct) minutes of their meetings. A resolution in writing signed by all the trustees shall be as valid and effectual as if it had been passed at a meeting of the trustees duly called and constituted.

10.5	All contracts, deeds and other documents which require to be signed on behalf of the trust shall be signed in such manner as the trustees shall from time to time determine.

11.	POWERS OF TRUSTEES

11.1	The trustees shall have the power generally to acquire the trust assets and to manage the trust assets for the benefit of the unit holders.

11.2	In particular, the Trustees shall have the following powers:

11.2.1	To open and operate current and savings accounts with financial institutions approved by the trustees;

11.2.2	To appoint such agents and employees as the trustees may deem fit;

11.2.3	To delegate part or all of their powers to a committee or committees, constituted on such terms and for such periods as the trustees in their sole discretion may determine;

11.2.4
To institute or defend legal proceedings in the name of the trust or to proceed to arbitration in respect of any matter or thing in respect of which the trustees so determine and to sign all deeds, powers of attorney and any other documents that may be necessary in the circumstances;

11.2.5	Generally to sign all documents and perform all acts that may be necessary in the exercise of their powers under this deed;

11.2.6	To borrow such sum or sums as may be agreed by the trustees and secure such borrowings by the mortgage, pledge or encumbrance of the whole or part of the trust assets;

11.2.7	To sell or transfer the trust assets, but only in the circumstances contemplated in 17 and 20.2.

12.	MEETINGS OF UNIT HOLDERS

12.1	The unit holders shall hold meetings at such times and on such periods of notice (but not less than 21 days) as the trustees may from time to time determine.

12.2	The trustees shall convene a meeting of the unit holders upon the request of unit holders holding not less than 10 percent of all units in issue.

12.3	A quorum for a meeting of unit holders shall be such number of unit holders who in aggregate hold 10 percent of the total number of units in issue from time to time.

12.4
If within 30 minutes of the time appointed for a meeting of unit holders a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place, or if that day be a Saturday, Sunday or public holiday, to the next succeeding day which is not a Saturday, Sunday or public holiday or such other day, time and place as the trustees, on reasonable notice to the unit holders, may determine. At the adjourned meeting, the unit holders present in person or by proxy shall constitute a quorum.

12.5
The chairman of the board of trustees shall preside as chairman at every meeting of the unit holders. If there is no such chairman, or if at the meeting he is not present within 15 minutes after the time appointed for the holding of the meeting, or is unwilling to act as chairman, the unit holders present shall choose one of their number as chairman.

12.6	At any meeting of the unit holders, each unit holder shall have one vote on a show of hands and one vote for each unit held on a poll.

12.7
At any meeting of unit holders a resolution put to the vote shall be decided by a show of hands unless a poll is demanded (on or before the declaration of the result of a show of hands) by the chairman of the meeting or a unit holder or unit holders holding not less than 10 percent of all the units in issue.

12.8
On a show of hands at a meeting of unit holders a declaration by the chairman as to the result of the voting on any particular resolution and an entry to that effect in the minutes shall be conclusive proof of that result, without proof of the number or proportions of votes recorded in favour of, against and as abstaining from such resolution.

12.9	If a poll is demanded at a meeting of the unit holders:

12.9.1
On the election of a chairman or on an adjournment, the poll shall be taken immediately and in such manner as the meeting determines, and on any other question shall be taken at such time and in such manner as the chairman of the meeting directs;

12.9.2	The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded;

12.9.3	The demand shall not preclude the meeting from considering any question other than that on which the poll has been demanded unless the meeting decides otherwise;

12.9.4	The demand for a poll may be withdrawn at any time.

12.10
No objection shall be taken to the admission or rejection of any vote except at the meeting of unit holders at which the vote in dispute is cast, or if adjourned, the resumption thereof. The chairman of that meeting shall determine any issue raised by such objection and his determination shall be final and binding.

12.11
A resolution in writing signed by all the unit holders shall be as valid and effective as if it had been passed at a meeting of unit holders properly called and held. Any such resolution may consist of several documents, each of which may be signed by one or more unit holders and shall be deemed to have been passed on the date on which it was signed by the last unit holder who signed it, unless a statement to the contrary is made in that resolution.

12.12	Decisions of the unit holders shall require the approval of the majority of unit holders present or represented by proxy at the meeting.

12.13	In the case of an equality of votes, the chairman shall not have a casting vote.

13.	VOTING OF SHARES

13.1	The units held by a unit holder shall confer upon him the right to exercise one vote in respect of each share held on his behalf by the trust.

13.2	When the company convenes a general meeting of its shareholders, it shall give notice to the trust in its capacity as the holder of the shares.

13.3
The trustees shall inform the unit holders of the meeting and the reasons therefor and distribute to them copies of the circulars and/or notices and forms of proxy at their addresses recorded in the register of unit holders.

13.4	Those unit holders who wish to vote the shares attributable to their units shall complete the proxy forms and forward them to the trustees.

13.5
The trustees will in turn lodge proxies with the company in respect of the meeting, directing their proxy (who may be the unit holder, if he so desires) to vote the shares in accordance with the wishes expressed by the unit holders.

13.6	This procedure will be followed in respect of every meeting of shareholders of the company from time to time.

14.	VOTING OF SPECIAL CONVERTIBLE PREFERENCE SHARES

14.1
The units held by a unit holder shall confer upon him the right to exercise one vote in respect of each special convertible preference share held on his behalf by the Aplitec Holdings Participation Trust.

14.2	When NUEP convenes a meeting of its shareholders, it shall give notice to the Aplitec Holdings Participation Trust in its capacity as the holder of the special convertible preference shares.

14.3
The Aplitec Holdings Participation Trust shall forthwith notify the trust of the meeting and provide the trustees with copies of the circular and/or notices relating to such meeting equal in number to the number of unit holders.

14.4	The trustees shall in turn distribute the circulars to the addresses of the unit holders recorded in the register.

14.5
Those unit holders who wish to vote the special convertible preference shares attributable to their units shall complete forms of proxy in respect of the circular, indicating the manner in which they require the trustees to vote the special convertible preference shares attributable to their units, and shall forward the proxies to the trustees of the trust who will in turn forward them to the trustees of the Aplitec Holdings Participation Trust.

14.6
The trustees of the Aplitec Holdings Participation Trust shall in turn lodge proxies with NUEP in respect of the meeting, directing their proxy (who may be the unit holder, if he so desires) to vote the special convertible preference shares held by the Aplitec Holdings Participation Trust on behalf of the unit holders in accordance with the wishes expressed by the unit holders.

14.7	This procedure will be followed in respect of every meeting of shareholders of NUEP from time to time.

15.	UNIT CERTIFICATES

15.1	Upon being satisfied that a unit holder is entitled thereto, the trustees shall issue to the unit holder a certificate in respect of the units held by him.

15.2	Unit certificates shall be in such form as the trustees may from time to time determine, but shall contain at least:

15.2.1	The serial number of the certificate;

15.2.2	The number of units represented thereby;

15.2.3	The full name and address of the unit holder;

15.2.4	The date upon which the name of the unit holder was entered into the register as the holder of the units represented by the unit certificate.

15.3	Each unit certificate shall be signed for the trustees.

15.4
If any unit certificate is worn out or defaced, the trustees, on production of the unit certificate, may cancel it and issue a new unit certificate in place thereof. If any unit certificate is lost, stolen or destroyed, then on proof to the satisfaction of the trustees of such loss, theft or destruction, and on such indemnity (if any) as the trustees may deem adequate, and on such terms as the trustees may decode, a new unit certificate in lieu thereof may be issued to the unit holder entitled thereto. An entry as to the issue of the new unit certificate and the indemnity (if any) shall be made in the register; provided that the person availing himself of the provisions of this clause shall pay to the trustees all expenses incidental to the investigation by the trustees, if any, into the loss, theft or destruction of the unit certificate in question.

16.	REGISTER

16.1	The trustees shall keep a register of unit holders at the registered office of the trust.

16.2
There shall be entered into the register the name and address of each unit holder, the number of units held by each unit holder, the serial number of the unit certificates held by the unit holder and the date on which the name of the unit holder was entered in respect of the units registered in his name.

16.3	The register shall be prima facie evidence of the title of a unit holder to a unit.

16.4	The trustees shall not be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any unit.

16.5
If a unit holder wishes to register a change of name or address, he shall give notice thereof in writing to the trustees who, on being satisfied thereof, and on compliance with all such formalities as the trustees may require, shall alter the register accordingly.

16.6	The register shall be open for inspection by any unit holder at all reasonable times during business hours.

17.	DISPOSAL OF UNITS

17.1
Notwithstanding anything to the contrary in this deed, a unit holder may not realise his units, nor may the trustees dispose of any of the trust assets other than in the manner contemplated in this 17.

17.2	Upon the occurrence of a trigger event:

17.2.1
The trustees shall give written notice to the Aplitec Holdings Participation Trust, requesting the distribution of the special convertible preference shares in the distribution ratio (or in the case of a trigger event contemplated in 1.3.2.26.1, special convertible preference shares in the distribution ratio for each unit in respect of which the unit holder has given notice);

17.2.2	Upon receipt of the notice, the Aplitec Holdings Participation Trust will distribute to the trustees the special convertible preference shares as outlined in 17.2.1;

17.2.3	The trustees shall take delivery from the Aplitec Holdings Participation Trust of the special convertible preference shares;

17.2.4
Against delivery of the appropriate number of special convertible preference shares, the trustees shall notify NUEP of the decision to convert the special convertible preference shares into common shares in NUEP and shall deliver to NUEP a proportionate number of shares and loan accounts and a proportionate number of special convertible preference shares;

17.2.5	If the trigger event is a trigger event contemplated in 1.3.2.26.1, within the time period stipulated by the selling unit holder, which shall not exceed 12 months (in order to comply with applicable Exchange Control approvals), the trustees shall sell the common shares at the price stipulated by the unit holder, or if the price stipulated by the selling unit holder cannot be attained within such 12-month period, at the market price. If the trigger event is one of the trigger events contemplated in 1.3.2.26.2 or 1.3.2.26.3, the trustees shall sell the common shares in NUEP as soon as possible but not later than 12 months after the trigger event concerned. Notwithstanding the aforegoing, the trustees shall not be obliged to dispose of the common shares of a unit holder who is a non-resident of the RSA, but shall distribute the common shares to the unit holder concerned. If the trigger event is a trigger event contemplated in 1.3.2.26.4, the trustees shall distribute the common shares to the unit holders in the unit holders’ participation ratios and wind up the trust in terms of 20;

17.2.6	Upon receipt of the proceeds in South Africa, against surrender of the unit certificates, the trustees shall distribute the proceeds, net of all costs, to the unit holder or holders concerned;

17.2.7	Thereafter, the trustees shall cancel the units and make appropriate entries in the register in respect of the units realised and issue new unit certificates, if required.

17.3	Once a unit holder ceases to hold any units, he shall no longer be a unit holder for purposes of this deed.

18.	TRUST INCOME

18.1	All trust income received or accrued by the trustees on behalf of the unit holders shall accrue to and vest immediately in the unit holders in the unit holders’ participation ratio.

18.2
The trustees shall distribute all the trust income received by the trust on behalf of the unit holders in accordance with the unit holders’ participation ratio as soon as possible after it is received by the trust.

19.	TRUST ASSETS

19.1
The trust assets shall be owned by the unit holders in the unit holders’ participation ratio. However, the unit holders shall not have possession of the trust assets. Control thereof shall vest in the trustees, who shall not own the trust assets, but shall hold them in trust for the benefit of the unit holders.

19.2	The trust assets shall not be distributed to the unit holders, save in the event of a disposal as a result of the occurrence of a trigger event.

20.	TERMINATION OF TRUST

20.1	The trust shall continue until:

20.1.1	All of the unit holders and the trustees agree to terminate the trust; or

20.1.2	No unit holders remain, whereupon the trust shall be wound up.

20.2	If the unit holders and the trustees agree to terminate the trust, the trustees shall dispose of the shares and loan accounts comprising the trust assets as set out in 17.2.

20.3
After having collected all debts due to the trust and after having discharged all liabilities of the trust to its creditors, including any amounts owing to the unit holders, and after having made provision for the cost of dissolving the trust, the trustees shall, compile and settle, in conjunction with the trust’s auditors, an audit certificate reflecting the remaining assets which shall thereupon be distributed to the unit holders in the unit holders’ participation ratio.

20.4	As soon as practicable after completion of the distribution contemplated in 20.3, the trust shall be wound up.

21.	LOSSES

21.1
No trustee shall be answerable for or liable to make good any loss occasioned to or sustained by the trust from any cause whatever, save as arises from operation of law. No trustee shall be liable for any act of dishonesty committed by another trustee unless he was a party thereto.

21.2	The unit holders shall not be obliged to contribute to the losses or liabilities of the trust.

22.

UNIT HOLDERS NOT TO DEAL WITH TRUST ASSETS

The trust assets and trust income to which the unit holders are or may become entitled by virtue of this deed, prior to actual payment or distribution thereof to the unit holders, shall not be capable of being dealt in, ceded, assigned or encumbered in any way by any of the unit holders under any circumstances whatsoever, save in accordance with 17, nor shall the same be attachable by any creditor of a unit holder or vest in his liquidator or trustee in insolvency or in any statutory assignee. Without prejudice to the generality of the aforegoing, no unit holder shall, prior to the actual payment or distribution thereof to him, be entitled to give any undertaking of whatever nature, directly or indirectly, that he will pay or distribute any trust income and/or trust assets for any reason at any time after the actual payment or distribution thereof.

23.	BOOKS OF ACCOUNT

23.1
The trustees shall keep true and correct records and books of account of their administration of the trust in such manner and form as is necessary in order that the records and books shall at all times fairly reflect the position of the trust. There shall be recorded in such books and records, inter alia, any change of the trust assets from time to time, the trust income and all outgoings applicable to the administration of the trust.

23.2	Subject to the approval of the Commissioner for the South African Revenue Service, the financial year-end of the trust shall be 30 June of each year.

23.3
The trustees shall prepare an annual income statement, balance sheet and cash flow statement reflecting the affairs of the trust for the financial year concerned, and the assets and liabilities at the last day of that financial year, and shall send a copy thereof to the unit holders.

23.4
The trustees shall cause the trust's books of account to be audited, and its annual income statement, balance sheet and cash flow statement to be certified, by auditors to be appointed from time to time by the trustees, who shall have the right to terminate any such appointment and to appoint any other auditors.

23.5
The trustees shall not be bound to file any liquidation, distribution or administration accounts with any officer, official, or person except insofar as they may be obliged to do so under the provisions of any law.

24.	REMUNERATION AND EXPENSES

24.1
The trustees shall receive fair and reasonable remuneration for their services in terms of this deed as determined by the board of directors of the founder from time to time, which shall be paid by the founder.

24.2
The founder shall bear all the expenses, fees and costs payable by the trust from time to time, excluding brokerage fees and costs and marketable securities tax pursuant to the disposal of common shares as contemplated in 17, which fees, costs and taxes shall be for the account of the unit holder concerned.

25.	AMENDMENT

25.1	The provisions of this deed may be amended at any time, provided that such amendment shall have been agreed to in writing by:

25.1.1	the trustees then in office, whose agreement shall be unanimous;

25.1.2	all of the unit holders; and

25.1.3	the Exchange Control Department of the South African Reserve Bank.

25.2	Every amendment is to be lodged with the Master of the High Court.

26.	CONTRACTS WITH TRUST A trustee may enter into or have any interest in any contract with the trust or any company or entity in which the trust is interested without:

26.1	being disqualified from acting as trustee;

26.2	the contract being rendered invalid or voidable in any way by virtue of the fact;

26.3	being liable to account to the trust for any profit realised on such contract,

if the interest of the trustee concerned shall, prior to the conclusion of the contract, have been disclosed in writing by him to the other trustees, and the unit holders have consented to the trustee entering into or having that interest in that contract.

Signed at    Johannesburg       on         October 31, 2003

/s/ Chad Smart
For: NEWSHELF 713 (PROPRIETARY) LIMITED
Name:
who warrants that he is duly authorised hereto

Signed at     Johannesburg        on            October 31, 2003

/s/ Chad Smart
For: BRAIT CAPITAL PARTNERS TRUSTEES (PROPRIETARY) LIMITED
Name:
Who warrants that he is duly authorised hereto

SCHEDULE 1

TERMS OF THE LOAN ACCOUNT TO BE CREDITED BY THE COMPANY TO THE TRUST

The loan account credited by the company to the trust as fully paid up shall:

1.	rank pari passu in all respects with the A class loan accounts advanced by NUEP to the company;

2.
be repayable as and when directed by the board of directors of the company in its sole and absolute discretion; provided that no capital under the loan account shall be repayable until at least 30 days have elapsed from the date upon which the loan account is credited to the trust; and provided further that the loan accounts may only be repaid when the Exchange Control Department of the South African Reserve Bank has approved the repayment of the A class loan accounts advanced by NUEP to the company;

3.
bear interest at the rate of interest determined by the board of directors of the company annually in advance in its sole and absolute discretion; provided that the interest rate shall not exceed the prime rate from time to time. The interest so decided upon shall be paid as and when determined by the board;

4.	be repaid in full if the company is wound up or placed under judicial management, whether provisionally or finally;

5.	be repaid pro rata with the A class loan accounts by NUEP to the company;

6.	be subordinated in favour of all creditors of the company (other than NUEP as holder of the A class loan accounts) if so decided upon by the board of directors of the company;

7.	not be assigned, ceded, transferred or encumbered by the trust in any way except to NUEPon the occurrence of a trigger event;

8.	be denominated in South African Rands.

SCHEDULE 2

RIGHTS OF THE SHARES ISSUED BY THE COMPANY

The rights, privileges and conditions of the shares shall be the following:

1.	The shares shall be held by the trust on behalf of the reinvesting shareholders.

2.
The shares will constitute 58,14 percent of the entire issued share capital of the company and will rank pari passu with ordinary shares in respect of participation in dividends and return of capital prior to the winding-up of the company for any reason. The shares shall not participate in dividends or a return of capital on a winding-up of the company.

3.
The holder of the shares ("preference shareholder") shall not be entitled to be present or to vote, either in person or by proxy, at any meeting of the company, by virtue of, or in respect of the shares, save as provided in Section 194 of the Companies Act, or unless a resolution of the company is proposed which directly affects the rights attached to the shares or the interests of the preference shareholder, including a resolution for the declaration of a dividend on any class of shares in the issued share capital of the company, for payment of interest and capital on loan accounts, for the disposal of any intellectual property of the company, for the winding-up of the company or for the reduction of its share capital or share premium account, or for the repayment or distribution of the share premium or non-distributable reserves of the company or the issue of capitalisation shares. The rights and privileges attaching to the shares shall not be regarded as being directly or adversely affected by the creation and issue by the company of any further shares of any class, unless those new shares rank as regards participation in assets or profits of the company or voting rights in all or some respects in priority to or pari passu with the shares.

4.
At every meeting at which the preference shareholder is entitle to be present and to vote the provisions of the articles of association of the company relating to general meetings of ordinary members shall apply mutatis mutandis, except that a quorum at any such general meeting shall be any person or persons holding or representing by proxy at least one-fifth of the shares; provided that if at any adjournment of such meeting a quorum is not so present, the provisions of the articles of association of the company relating to adjourned general meetings shall apply mutatis mutandis. At every general meeting of the company at which the preference shareholder as well as other classes of shares are present and entitled to vote, upon a poll the preference shareholder shall be entitled to that proportion of the total votes in the company which the aggregate number of the shares held by it bears to the aggregate number of all shares entitled to be voted at such meeting; provided that no resolution for the declaration of a dividend or for the disposal of any intellectual property of the company shall be passed unless 50,1 percent of the votes exercisable in respect of the shares are voted in favour of the resolution.

5.	Unless a resolution is passed by 75 percent of the votes exercisable in respect of the shares in the same manner mutatis mutandis as a special resolution:

5.1	the terms of the shares may not be modified, altered, varied, added to or abrogated;

5.2	the share capital or stated capital may not be reduced;

5.3	the share premium or non-distributable reserves of the company may not be repaid or distributed;

5.4
no shares in the capital of the company ranking, as regards rights to dividend or redemption or, on a winding-up, as regards return of capital, in priority to or pari passu with the shares, shall be created or issued.

6.
The preference shareholder may not in any manner sell, transfer or dispose of the shares unless upon the occurrence of a trigger event, and then only by transferring them to NUEP at the same time as it cedes a pro rata portion of its loan accounts against the company to NUEP.

7.
On the occurrence of a trigger event, the preference shareholder will notify the Aplitec Holdings Participation Trust thereof in writing whereupon the Aplitec Holdings Participation Trust shall distribute to the preference shareholder special convertible preference shares in the distribution ratio for each share in respect of which notice has been given to the Aplitec Holdings Participation Trust. For the sake of clarity, it is recorded that a reinvesting shareholder may instruct the preference shareholder to dispose of the shares indirectly held by him in whole or in part.

8.
The consideration payable to the preference shareholder by NUEP for the shares transferred and loan account ceded shall be the conversion of the special convertible preference shares referred to in clause 7 to common shares in NUEP on a one-for-one basis.

SCHEDULE 3

RIGHTS OF SPECIAL CONVERTIBLE PREFERENCE SHARES IN NUEP

The rights and restrictions attaching to the special convertible preference shares in NUEP are as follows:

1.	The special convertible preference shares shall be held by the Aplitec Holdings Participation Trust on behalf of the trust, for the benefit of reinvesting shareholders.

2.
The special convertible preference shares shall constitute 58,14 percent of the entire issued share capital of NUEP prior to any conversion of the special convertible preference shares into common shares.

3.	Dividends

3.1.
For so long as there are any special convertible preference shares in issue, the directors of NUEP (“the Directors”) shall, immediately prior to the resolution and declaration of any dividend, determine the amount (if any) of that dividend which is to be paid from amounts received from the company either by way of dividend or capital distributions or loan repayments of capital or interest (for the sake of clarity, this excludes the receipt of any liquidation distribution or dividend after an Act of Insolvency in relation to the company as the special convertible preference shares shall not longer be capable of conversion) ("SA Dividend Amount") and the amount (if any) of that dividend which is to be paid from the other retained distributable reserves of NUEP ("Non-SA Dividend Amount").

3.2.
For so long as there are any special convertible preference shares in issue, the Directors may declare and pay a dividend which comprises solely a Non-SA Dividend Amount (that is, without declaring and paying a SA Dividend Amount) and the Directors may declare and pay a dividend which comprises solely a SA Dividend Amount (that is, without declaring and paying a Non-SA Dividend Amount).

	3.3.	Any determination by the Directors of a SA Dividend Amount and/or a Non-SA Dividend Amount shall be made by the Directors in good faith and shall be final and binding on both the holders of common shares and the holders of special convertible preference shares (collectively “Members”).

3.4.
For so long as there are any special convertible preference shares in issue, any Non-SA Dividend Amount shall be paid to the Members pro rata to their respective shareholdings in the Company, and the common shares and the special convertible preference shares shall rank pari passu in respect of dividends declared and/or paid from Non-SA Dividend Amounts.

3.5.
For so long as there are any special convertible preference shares in issue, any SA Dividend Amount shall be paid only to the holders of common shares and the holders of special convertible preference shares shall have no entitlement to participate in any dividend declared and/or paid from a SA Dividend Amount.

3.6.
For so long as there are any special convertible preference shares in issue and subject to NUEP having sufficient distributable reserves, NUEP shall, on receipt of amounts from the company received either by way of dividend or capital distributions or loan repayments of capital or interest, declare and pay a SA Dividend in an amount equal to the amounts so received from the company, after deducting therefrom the taxes payable by NUEP on the amount so received.

4.	Voting

	4.1.	Holders of common shares and special convertible preference shares have the right to receive notice of, attend, speak and vote at general meetings of NUEP.

	4.2.	All voting at general meetings of NUEP shall be taken by a poll and not a show of hands.

4.3
A holder of common shares present in person, or the person representing a holder of common shares by proxy, shall at a general meeting of NUEP have one vote for each share in NUEP held or represented, whether common shares or special convertible preference shares.

5.	Conversion

	5.1.	Upon the instruction of the trust, the Aplitec Holdings Participation Trust shall distribute special convertible preference shares to the trust in the distribution ratio.

5.2.
the trust shall convert the special convertible preference shares it receives in terms of 5.1 above by delivering to NUEP the share certificates for the special convertible preference shares, share transfers in favour of NUEP in the form reasonably required by the Directors and accompanying certificates for a pro rata portion of shares and an assignment and transfer in favour of NUEP in the form reasonably required by the Directors of a pro rata portion of the loan accounts. Each special convertible preference share will be converted into one common share. The date of delivery of these certificates and transfers shall be a "Conversion Date").

5.3.
The common shares into which the special convertible preference shares are converted shall be credited as fully paid and shall rank pari passu in all respects and form one class with the common shares then in issue.

5.4.
The allotment of new common shares shall be made within three days of the relevant Conversion Date. A certificate for new common shares shall be sent as soon as practicable after the relevant Conversion Date to the trust without charge. Pending delivery of certificates for new common shares transfers shall be certified against the register.

5.5.
If special convertible preference shares remain capable of conversion into common shares and either (A) a resolution for voluntary winding up of NUEP is passed or (B) a winding-up order is made by the court in relation to NUEP, the Aplitec Holdings Participation Trust shall immediately distribute all the special convertible preference shares to the trust, which shall thereupon convert the special convertible preference shares into common shares in NUEP.

5.6.
In the event of an Act of Insolvency in relation to the company the Aplitec Holdings Participation Trust shall immediately distribute all the special convertible preference shares to the trust, which shall thereupon convert the special convertible preference shares into common shares in NUEP.

6.

Restriction on holding of special convertible preference shares

No person other than the Trustee of the Aplitec Holdings Participation Trust or the trust (following a distribution of the special convertible preference shares by the Aplitec Holdings Participation Trust to the trust, before conversion of the special convertible preference shares into common shares by the trust), shall hold special convertible preference shares.

7.

Winding up

In circumstances when the special convertible preference shares have not been converted into common shares for any reason, on a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares) NUEP's assets available for distribution among the Members shall, save as otherwise provided by paragraph 5 above, be applied pari passu to the holders of common shares and the holders of special convertible preference shares on the basis that the special convertible preference shares will be deemed to have been converted into common shares.

SCHEDULE 4

RIGHTS OF THE LOAN CONTRIBUTIONS CREDITED BY THE TRUST IN FAVOUR OF
THE UNIT HOLDERS

The loan accounts shall:

1.	rank pari passu with one another and shall be repayable to the unit holders pro rata;

2.	be repayable as and when the loan account of the trust in the company is repaid;

3.	bear interest at the same rate of interest, if any, as is paid by the company in respect of the loan account credited by the company in favour of the trust from time to time;

4.	be repaid in full if the company is wound up or placed under judicial management whether provisionally or finally;

5.	not be ceded, transferred or encumbered in any way.